FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

October 1, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On October 1, 2003, NovaGold Resources Inc. announce that it closed its previously announced bought deal equity financing for gross proceeds of C$35 million. A syndicate of underwriters led by Salman Partners Inc., and including Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and First Associates Investments Inc. purchased 7 million units of the company at a purchase price of C$5.00 per unit. The size of the offering was increased from C$25 million to C$35 million upon exercise of the underwriters’ option to purchase an additional C$10 million of units. Each unit consists of one common share of the company and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the company at a price of C$7.00 for a period of five years following closing. The company plans to use C$22 million of the net proceeds of this financing for development of its Rock Creek and Nome Gold properties, with the balance to be used for general corporate purposes.

Item Five - Full Description of Material Change

On October 1, 2003, NovaGold Resources Inc. announce that it closed its previously announced bought deal equity financing for gross proceeds of C$35 million. A syndicate of underwriters led by Salman Partners Inc., and including Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and First Associates Investments Inc. purchased 7 million units of the company at a purchase price of C$5.00 per unit. The size of the offering was increased from C$25 million to C$35 million upon exercise of the underwriters’ option to purchase an additional C$10 million of units. Each unit consists of one common share of the company and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the company at a price of C$7.00 for a period of five years following closing. The company plans to use C$22 million of the net proceeds of this financing for development of its Rock Creek and Nome Gold properties, with the balance to be used for general corporate purposes.

The offering was qualified for sale in Canada by the filing of a short form prospectus. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in North America. NovaGold is now advancing five separate million-plus-ounce gold deposits in Alaska and Western Canada toward production, including the 25 million ounce Donlin Creek Project in partnership with Placer Dome. NovaGold has one of the largest unhedged gold resource bases of any development stage gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). Other information is available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 2nd day of October, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release – Not For	Toronto Stock Exchange: NRI
Distribution To U.S. Newswire
Services Or For Dissemination
In The United States

NovaGold Completes C$35 Million Equity Financing

October 1, 2003, Vancouver – NovaGold Resources Inc.

Vancouver, BC - NovaGold Resources Inc. is pleased to announce that it has closed its previously announced bought deal equity financing for gross proceeds of C$35 million. A syndicate of underwriters led by Salman Partners Inc., and including Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and First Associates Investments Inc. purchased 7 million units of the company at a purchase price of C$5.00 per unit. The size of the offering was increased from C$25 million to C$35 million upon exercise of the underwriters’ option to purchase an additional C$10 million of units. Each unit consists of one common share of the company and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the company at a price of C$7.00 for a period of five years following closing. The company plans to use C$22 million of the net proceeds of this financing for development of its Rock Creek and Nome Gold properties, with the balance to be used for general corporate purposes.

The offering was qualified for sale in Canada by the filing of a short form prospectus. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in North America. NovaGold is now advancing five separate million-plus-ounce gold deposits in Alaska and Western Canada toward production, including the 25 million ounce Donlin Creek Project in partnership with Placer Dome. NovaGold has one of the largest unhedged gold resource bases of any development stage gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). Other information is available online at: www.novagold.net.

For more information on NovaGold contact:

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Greg Johnson, VP Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227